May 29, 2018

Mr. John Hadjipateras
Chairman, President and Chief Executive Officer
Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC
27 Signal Road

Stamford, Connecticut 06902

Dear John:

Thank you for taking the time to speak with me earlier today. I write to follow up on that conversation and to propose a combination of Dorian LPG Ltd. (“Dorian”) and BW LPG Limited (“BW LPG”), a transaction that we believe represents a unique and compelling opportunity to maximize value for our respective shareholders.

We think highly of Dorian’s fleet, management and operating principles. We share your vision to build a high quality LPG shipping fleet and agree with Dorian’s publicly-stated views regarding the strategic and financial benefits of industry consolidation. We believe a combination would provide our respective shareholders with the opportunity to own a larger, stronger company in the midst of challenging industry conditions.

On behalf of the BW LPG board of directors, I am pleased to present this proposal for a combination of BW LPG and Dorian, in a transaction in which Dorian shareholders would receive 2.05 BW LPG shares for each Dorian share. Under our proposal, BW LPG would undertake a dual-listing of its shares on the New York Stock Exchange (“NYSE”) such that Dorian shareholders would receive NYSE-listed BW LPG shares, representing in the aggregate 45% of the combined company at the completion of the transaction.

Based on BW LPG’s share price of NOK31.42, and an NOK/USD$ exchange rate of 8.193, our proposal values each Dorian share at USD $7.86, which represents:

•	A premium of 13% to the closing Dorian share price on May 25, 2018 of USD $6.96 per share;
•	A premium of 15% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO;
•	An enterprise value of USD $1.1 billion, which, based on reported LTM EBITDA to December 31, 2017, represents an EV to EBITDA multiple of 13.9x; and
•	An equity value of USD $441 million, which, based on our estimate of Dorian’s current net asset value (“NAV”), represents a combination on a NAV to NAV basis.

BW LPG Limited Correspondence Address Registered Office	: 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438 : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

This proposal would provide Dorian’s shareholders with the opportunity to receive equity ownership in a larger and stronger liquefied petroleum gas shipping company, with the ability to enjoy a number of long-term benefits from the merged company’s enhanced profile, including:

  A larger combined fleet with better geographical coverage will provide increased value for our customers;
  Significant free cash flow accretion to Dorian shareholders;
  A stronger credit profile that provides the financial flexibility to pursue an enhanced growth trajectory relative to Dorian’s standalone strategy;
  Substantial financial and operational synergies through the combination of the two companies; and
  Expanded investor attention and enhanced trading liquidity as a result of greater market capitalization.

The synergies mentioned above will drive meaningful value creation for shareholders through higher pro forma earnings for the combined company in excess of what we each could achieve separately. We intend to work with you to optimize the structure and operations of the combined company to maximize the synergy potential for the benefit of all stakeholders of the combined company.

Our proposal is based on our assessment of Dorian’s NAV and assumes Dorian has a total of 56.2 million shares on a fully diluted basis, based on Dorian’s public SEC filings. While our proposal has been carefully considered, it is based on a review of public information and our knowledge of Dorian and the industry. Accordingly, this proposal is subject to completion of a customary confirmatory due diligence, which we are confident we can complete in an expeditious manner.

Completion of the transaction will require BW LPG shareholder approval by a simple majority of votes cast to authorize the increase in BW LPG share capital to effect the issuance of new shares. We are confident that such shareholder approval will be attainable given the extremely strong strategic merits of the combination and support of the transaction from BW Group, an approximately 45% shareholder of BW LPG. Completion of the transaction will also be subject to customary closing conditions, including approval by Dorian’s shareholders and receipt of applicable regulatory approvals.

We would have preferred to present this proposal to you and to the Dorian board of directors confidentially. However, as you will appreciate, in compliance with regulatory obligations, BW Group, as a Schedule 13D filing shareholder of Dorian, must make public promptly the fact that BW LPG has approached you concerning this potential combination. As a result, BW Group is required to, and will, promptly file an amendment to its Schedule 13D disclosing our preliminary discussion and the proposal we are hereby making. We therefore also intend to issue a press release concerning these communications.

This proposal is an expression of our interest only, and does not create any legally binding obligation. No such obligation will arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

In closing, we feel strongly that a combination of Dorian and BW LPG would be an attractive transaction for both companies and would maximize value for our respective shareholders. We are fully committed to this combination, which has the full attention and unanimous support of our board of directors and senior management team, and have engaged legal and financial advisers in connection with this proposal.

We remain at your disposal to address any questions you or your board of directors may have. We appreciate your consideration and look forward to your response.

Sincerely,

Andreas Sohmen-Pao

Chairman of the Board of Directors

BW LPG Limited Correspondence Address Registered Office	: 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438 : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda